April 28, 2005

Via Edgar And Overnight Mail

Mark Webb
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 0408
Washington, DC 20549

Re:	First Business Financial Services, Inc. Registration Statement on Form 10

Ladies and Gentlemen:

     On behalf of our client, First Business Financial Services, Inc., a Wisconsin corporation (the “Company”), enclosed please find four hard copies of the Company’s Registration Statement on Form 10 (the “Registration Statement”), which was filed today via EDGAR with the Commission. In addition, pursuant to our prior discussion with you, set forth in this letter are the Company’s responses to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter (the “Comment Letter”), dated December 17, 2004, with respect to the Company’s Registration Statement on Form 10 (Reg. No. 000-51028), as amended (the “Old Registration Statement”), which was withdrawn on January 12, 2005. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type). In addition, please find the written statement of the Company requested by the Staff in the Comment Letter.

Business

General — page 2

     1. Please revise to provide a more robust discussion of your loan and lease products, including the specific underwriting criteria utilized for each major product category.

          In the introductory “General” subsection on page 3 of the Registration Statement, the Company has added a cross reference to the more specific discussion of loan and lease products in “Business-Lending” on pages 5-9 of the Registration Statement.

Mark Webb
April 28, 2005

Cautionary Factors — page 3

     2. Please consider including a subsection discussing the inherent risks involved and possibility of default with the lending practices in which the banks engage.

          On page 4 of the Registration Statement, the Company has added two new risk factors that address these risks, “Loan Portfolio Risk” and “Loan and Lease Loss Allowance Risk.”

Net Fee Income from Lending Activities — page 8

     3. We note your disclosures here and elsewhere that prior to 2002 your recognized loan originations fees and certain direct loan origination costs on a cash basis and that in 2002 you changed to the accrual method, recording a liability for net deferred loan fees and a related deferred tax asset. Please revise to address each of the following here, in MD&A and in the footnotes to the financial statements, as appropriate:

•	Revise to disclose how you determined the application of the cash basis method was immaterial, quantifying the effect on operations on each period presented in your summary financial information.

•	Revise to disclose the amount of the liability record in 2002, where in your consolidated balance sheets it is recorded and what was netted from it in recording it.

•	Revise to record the change from a non-GAAP policy to a GAAP policy under the requirements of paragraph 36 of APB 20 and to include the disclosures of paragraph 37 of that opinion.

          The Company has revised “Note 1 to the Consolidated Financial Statements — Summary of Significant Account Policies and Nature of Operations — Loan and Lease Origination Fees” on page 56 of the Registration Statement to add additional disclosure in response to the Staff’s comments. The Company further notes that for each of the three years for which the Company has presented results of operations in the Registration Statement, the Company utilized the accrual method of accounting for all loan origination fees and direct loan origination costs. The amounts that would have been recorded under the accrual method in years prior to the change in 2002 and the amount recorded in the year of the change were determined to be immaterial pursuant to paragraph 38 of APB 20 and under the criteria set forth in Staff Accounting Bulletin No. 99.

Deposits — page 12

     4. Please revise here or in the footnotes to the financial statements to present the maturities of time deposits of $100,000 or more based on the ranges set forth in Item V.D of Industry Guide 3.

Mark Webb
April 28, 2005

          The Company has revised the final paragraph of the referenced subsection on page 14 of the Registration Statement to include the information required by Item V.D of Industry Guide 3 for the period in response to the Staff’s comment.

Borrowings — page 13

     5. Please revise to include the disclosures required by Item VII.3 of Industry Guide 3.

          The Company has revised the first table of the referenced subsection on page 16 of the Registration Statement to include weighted average balances and weighted average rates required by Item VII.3 of Industry Guide 3 for the period in response to the Staff’s comment.

Limitations on Dividends and Other Capital Distributions — page 17

     6. Please revise here or in the Liquidity section of MD&A to quantify the capital currently available that could be distributed to you by your subsidiaries in the form of dividends under current guidelines without prior regulatory approval.

          The Company has revised the referenced subsection on page 19 of the Registration Statement to disclose the amount of capital available for dividends in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview — page 22

     7. In the last paragraph of this section, you refer to a prior policy of “expedited approval of intercompany loan participations.” Please elaborate on this policy and how it led to the charge-offs referred to in this paragraph. In addition, please describe the current approval process for intercompany loan participations.

          The Company has revised the referenced section to exclude the final paragraph. This specific discussion of loan and lease losses is addressed in “MD&A — Results of Operations — Comparison of Years Ended December 31, 2003 and 2002.”

          The Company advises the Staff supplementally that the prior policy, in an attempt to improve the response time to customers requesting credit requiring intercompany participations, established a specific committee at the participating bank that consisted of fewer members than the committee established to review all other credit requests. The policy authorizing this committee was changed in July 2002 and since that time all credit requests are subject to the same review process in order to draw on the experience and oversight of the full committee. Because the current policy has been in place for a large majority of the periods presented, the Company has removed any reference to the prior policy.

Mark Webb
April 28, 2005

Recent Developments — page 22

     8. Supplementally, please tell us about the failed stock repurchase, including its purpose and the reasons for its failure.

          The Company advises the Staff supplementally as follows: In 2003, a holder of approximately 5% of the outstanding stock of the Company approached management through an investment banker and requested that the Company consider either repurchasing some or all of his shares, or assisting him in selling to others. The Board of Directors determined that in view of the Company’s then-current and projected cash resources and needs, repurchase of some or all of these shares, at an appropriate price, would be a prudent use of the Company’s resources and would relieve the very thin and illiquid market for the Company’s shares of a potentially troubling overhang. The Company and its counsel spent considerable time negotiating a purchase of these shares, but agreement on terms was never reached.

Critical Accounting Policies and Estimates — page 23

     9. Please revise this section to provide a more detailed discussion of the following for each critical accounting policy:

•	Specifically identify why each policy is considered critical by management.

•	Discuss why you could have selected estimates in the current period that would have had a materially different impact on your financial presentation.

•	Discuss why your accounting estimates bear the risk of change and describe the potential impact on your financial statements.

•	Discuss how accurate your estimates and assumptions have been in the past and how much they have changed in the past.

•	Include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

     Refer to Item V of Release Nos. 33-8350/34-48960.

          The Company has revised the referenced subsection on pages 24-28 of the Registration Statement in response to the Staff’s comments. Also, with respect to the final bullet point above regarding quantitative disclosure of sensitivity to change, the Company supplementally discloses to the Staff that sensitivity analysis is not practical to perform with respect to the accounting policies discussed in the referenced subsection — any outcomes dependent on said policies are not subject to accurate prediction based on varying one or more factors.

Mark Webb
April 28, 2005

          Finally, with respect to the penultimate bullet point above regarding the accuracy of the Company’s estimates and assumptions, in addition to disclosures in the referenced subjection, the Company supplementally directs the Staff to the disclosures regarding changes in the allowance for loan and lease losses and income tax valuation allowance found in the following sections of the Registration Statement:

•	“MD&A — Financial Condition — Allowance for Loan and Lease Losses” on pages 35-37 of the Registration Statement;

•	“Note 8 to the Consolidated Financial Statements — Loan and Lease Receivables on Allowance for Loan and Lease Losses” on pages 69-72 of the Registration Statement; and

•	“Note 16 to the Consolidated Financial Statements — Income Taxes” on pages 78-81 of the Registration Statement.

          The Company further supplementally discloses to the Staff that the Company has not had any significant fluctuations in its financial condition, results of operations, or cash flows as a result of fluctuations with respect to valuation of securities, lease residuals or derivatives.

     10. Please revise here and in the footnotes to the financial statements to disclose the specific assumptions and estimates made in determining that it is more likely than not that a portion of BBG’s NOL carryforwards will be realized, including quantification of your assumptions and estimates. Include updated disclosures at each interim period.

          The Company has revised the third paragraph of “MD&A — Critical Accounting Policies and Estimates — Income Taxes” on page 26 of the Registration Statement in response to the Staff’s comment. The Company has also added similar disclosure in “Note 16 to the Consolidated Financial Statements — Income Taxes” on page 80 of the Registration Statement. The Company will update these disclosures in its quarterly reports on Form 10-Q following its initial registration with the Commission.

Results of Operations

General — page 24

     11. Please revise this section to provide an expanded discussion of the facts and circumstances underlying the changes in your operating results, including quantification of the effects on operations of the factors identified and discussions of the expected trends on future operations. Your current discussions appear overly abbreviated for a corporation of your size.

          The Company has addressed the Staff’s comment throughout “MD&A — Results of Operations.” Among other things, the Company believes it has quantified the effects of various factors identified on its results of operations. In addition, the Company has identified certain expected trends and its effects on future operations. However, the Company supplementally advises

Mark Webb
April 28, 2005

the Staff that it cannot quantify the predicted impact of any trends with a degree of accuracy that would make disclosure appropriate.

Comparison of Nine Months Ended September 30, 2004 and 2003

Provision for Loan and Lease Losses — page 25

     12. Please revise to explain more fully the underlying reasons for the changes in your provision for loan and lease losses. Discuss and quantify the reduction in non-performing loans; discuss and quantify the modification in the loan loss allocation percentages; identify and discuss the changes in your loan loss methodology and quantify and discuss the slight change in the risk profile of the portfolio, clarifying how each of these factors effected your provision.

          The Company has revised “MD&A — Results of Operations — Comparison of Years Ended December 31, 2004 and 2003 — Provision for Loan and Lease Losses” on page 29 of the Registration Statement in response to the Staff’s comment.

Non-Interest Expense — page 26

13. Please revise to provide an expanded discussion of the referenced troubled loans.

          The Company has revised “MD&A — Results of Operations — Comparison of Years Ended December 31, 2004 and 2003 — Provision for Loan of Lease Losses” and “— Non-Interest Expense” on pages 29 and 31 of the Registration Statement in response to the Staff’s comment.

Income Taxes — page 25

     14. Please revise to provide an expanded discussion of the change in estimate for certain tax exposure items in 2004.

          The Company has added to “MD&A — Results of Operations — Comparison of Years Ended December 31, 2004 and 2003 — Income Taxes” on page 30 of the Registration Statement a cross reference to the Company’s discussion of the tax exposure items under “MD&A — Recent Developments” on page 25 of the Registration Statement.

Rate/Volume Analysis — page 32

     15. As required by Industry Guide 3, Part I.C, please revise your tabular presentation and related footnotes for the following:

•	Explain how non-accruing loans have been treated for purposes of analyses required by paragraph B;

•	Describe briefly the extent of recognition of exemption from Federal, state and local taxation and the combined marginal or incremental rate used.

Mark Webb
April 28, 2005

     The Company has revised the footnotes to the referenced table on page 33 of the Registration Statement in response to the Staff’s first comment. In response to the Staff’s second comment, the Company supplementally discloses that the Company did not hold any municipal loans, leases or securities or other tax-exempt investments during the periods presented.

Financial Condition

Comparison of December 31, 2003 to December 31, 2002
Loans Receivable — page 34

     16. Please revise to clarify what the other adjustments of $153.4 million to your loans receivable balance as of December 31, 2003 represents.

          In response to the Staff’s comment, the Company has revised “MD&A — Financial Condition — Loans Receivable” on page 35 of the Registration Statement to clarify that there were no “other adjustments” in 2004, other than principal loan repayments. [Supplementally, the Company discloses to the Staff that there were no “other adjustments” in 2003.]

Allowance for Loan and Lease Losses — page 34

     17. Please revise the tabular presentation of the activity in the allowance for loan and lease losses to reflect the same loan categories as reflected in your loan portfolio disclosures on pages 5 and 6.

          The Company has revised the referenced table on page 36 of the Registration Statement in response to the Staff’s comment.

     18. Please revise to discuss the change in methodology disclosed in the Results of Operations section. Also, discuss the overall reduction in the allowance as percentage of total loans and leases in view of the fact that the portfolio has grown and that the growth has taken place in loan and lease categories that traditionally have increased risks.

          The Company has revised the first paragraph of the referenced subsection on pages 35 and 37 of the Registration Statement in response to the Staff’s comments.

     19. Please revise to provide an expanded discussion of the credits that were charged off in 2002, including the industries involved, the facts and circumstances resulting in the charge-offs and whether or not you have continued exposures to borrower or similar exposures to the effected industry(ies).

          The Company has revised the referenced subsection on page 37 of the Registration Statement in response to the Staff’s comment.

Mark Webb
April 28, 2005

Liquidity and Capital Resources — page 37

     20. Please provide a detailed description of your Liquidity and Capital Resources position to enable the reader to fully understand your ability to meet your future obligations for the periods presented. Refer to Item IV of Release No. 33-8350/34-48960.

          The Company has added additional disclosure in the referenced subsection on page 38 of the Registration Statement in response to the Staff’s comment.

     21. Please revise to provide a separate section that discusses your off-balance sheet arrangements. Refer to Item 303(a)(4) of Regulations S-K.

          The Company has added a new subsection, “MD&A — Financial Condition — Off-balance Sheet Arrangements” on page 39 of the Registration Statement in response to the Staff’s comment.

Item 3. Properties — page 39

     22. Please include general disclosure about the nature, number and location of properties in addition to the two headquarter offices.

          The Company has added disclosure on page 40 of the Registration Statement regarding two short-term leases for its satellite offices in Chicago, Illinois and Mason, Ohio in response to the Staff’s comment. The Company supplementally advises the Staff that the Company has no owned or leased properties other than the four properties discussed under Item 3.

Legal Proceedings — page 45

     23. Please revise here and in the footnotes to the financial statements to disclose managements’ assessment of threatened and pending litigation on your financial position, results of operations and cash flows.

          The Company has revised the referenced subsection on page 46 of the Registration Statement and the final paragraph of “Note 17 to the Consolidated Financial Statements — Commitments, Contingencies and Financial Instruments with Off Balance Sheet Risk” on page 83 of the Registration Statement in response to the Staff’s comment.

     Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters — page 46

     24. We note that the Board of Directors of the corporation issued a semi-annual dividend in July 2004, increasing previous years’ dividends by 33 percent. Please consider disclosing this dividend information in your registration statement pursuant to 201(c) of Regulation S-K.

Mark Webb
April 28, 2005

          The Company has updated and modified its Item 9 disclosure, including making it clear that the disclosure is based on the dividend declaration date as required by Item 201(c) of Regulation S-K. The updated table reflects that dividends declared in 2004 were $0.05 per share less than dividends declared in 2003.

Item 12. Indemnification of Directors and Offers — page 47

     25. In the last sentence of the second paragraph of this section, please add the word “liability” following the word “personal” for clarification.

          The Company has modified its Item 12 disclosure on page 48 of the Registration Statement, based on the Staff’s comment.

Financial Statements for the Years ended December 31, 2003 and 2002 — page 49

General

     26. Please revise the footnotes to the financial statements to include a separate footnote that discloses your commitments and contingencies as reflected on the face of the consolidated balance sheets.

          The Company has added a new “Note 17 to the Consolidated Financial Statements — Commitments, Contingencies and Financial Instruments with Off Balance Sheet Risk” on pages 82-83 of the Registration Statement.

Note 1 Summary of Significant Accounting Policies and Nature of Operations

Loans and Leases — page 55

     27. Please revise to describe your accounting policy for other fees and charges relating to existing loans received in connection with loan modifications as previously described on page 8. Refer to paragraphs 12 through 14 of SFAS No. 91.

          The Company has expanded its disclosure under “Note 1 to the Consolidated Financial Statements — Summary of Significant Accounting Policies and Nature of Operation — Loan and Lease Origination Fees” on page 56 of the Registration Statement in response to the Staff’s comment.

     28. Please revise to disclosure your policy for nonaccrual loans. Refer to paragraph 13(c) of SOP 01-6.

          The Company has expanded its disclosure under “Note 1 to the Consolidated Financial Statements — Summary of Significant Accounting Policies and Nature of Operation — Interest on Loans” on page 56 of the Registration Statement in response to the Staff’s comment.

Mark Webb
April 28, 2005

Net Investment in Direct Financing Leases — page 55

     29. Please revise to disclose the source of the historical appraisals used in determining the residual values of leased assets, including the process used to adjust them for known trends. See our comment on the Business section and ensure your expanded disclosures of your leasing activities identify the industries in which you lease assets and the nature of the assets.

          The Company has revised its disclosure with respect to the establishment of residual values under the referenced subsection on page 56 of the Registration Statement in response to the Staff’s first comment. The Company acknowledges the Staff’s reference to its prior comment and has revised its discussion of loan and lease products in “Business-Lending” on pages 5-9 of the Registration Statement.

Allowance for Loan and Lease Losses — page 55

     30. Please revise to clarify how you apply SFAS 114, SFAS 118 and SFAS 5 in developing your allowance.

          The Company has revised the referenced subsection on pages 57-58 of the Registration Statement in response to the Staff’s comment.

Derivative Instruments — page 56

     31. Please revise the Business section and MD&A to provide an expanded discussion of management’s business purpose of entering into derivative instruments and to discuss the effect of these activities on your financial position, results of operations and cash flows.

          The Company has revised the referenced subsection on pages 58-59 of the Registration Statement and in “MD&A — Critical Accounting Policies and Estimates — Derivatives” on page 27 of the Registration Statement, and has expanded “Note 19 to the Consolidated Financial Statements — Derivatives and Hedging Activities” on pages 85-86 of the Registration Statement in response to the Staff’s comment.

     32. Please revise here and in MD&A, as appropriate, to provide an expanded discussion of how your derivative instruments qualify for hedge accounting under SFAS 133 and how your accounting policies comply with the standard, including the following:

•	The specific nature of the hedged assets and liabilities.

•	How you identify the hedge item and the hedge instrument.

Mark Webb
April 28, 2005

•	If you use aggregation to create portfolios of similar assets and liabilities, discuss risk exposure and how you test for proportionality.

•	Describe the quantitative measures of correlation you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

•	Describe how you assess the ineffectiveness of each hedge.

•	Disclose when you perform these assessments.

•	Disclose where you present the gains and losses relating to hedge ineffectiveness in the statements of income and explain why that presentation is appropriate.

          The Company has revised the referenced subsection on pages 58-59 of the Registration Statement, in “MD&A — Critical Accounting Policies and Estimates — Derivatives” on page 27 of the Registration Statement, and in “Note 19 to the Consolidated Financial Statements — Derivatives and Hedging Activities” on pages 85-86 of the Registration Statement in response to the Staff’s comments. Supplementally, the Company advises the Staff that it does not use aggregation to create portfolios of similar assets and liabilities.

Note 1 — Banked Owned Life Insurance — page 56

     33. Please revise to disclose the face amount of significant bank life insurance policies, any restrictions on the use of proceeds and the amount of any loans offset against cash surrender values.

          The Company has revised the referenced subsection on page 60 of the Registration Statement to include the disclosure requested by the Staff.

Note 4 — Loan and Lease Receivables and Allowance for Loan and Lease Losses — page 62

     34. Please revise the roll forward of lease residual values to disclose any impairments recognized. Also, disclose the primary factors which led to the increase in your residual values December 31, 2003.

          The Company has revised “Note 8 to the Consolidated Financial Statements — Loan and Lease Receivables on Allowance for Loan and Lease Losses” on page 71 of the Registration Statement to disclose that there were no impairments of residual value of leased property during 2004 and 2003. The Company supplementally advises the Staff that the increases in residual values in 2003 and 2004 were due to increases in the overall size of the Company’s lease portfolio.

Mark Webb
April 28, 2005

Note 6 — Other Investments — page 64

     35. Please revise to quantify and provide in more detail the primary components that make up your accrued interest receivable and other assets total as disclosed on the face of the Consolidated Balance Sheet as of December 31, 2003 and 2002.

          The Company has revised Note 10 to the Consolidated Financial Statements — Other Assets” on page 72 of the Registration Statement.

Note 8 — Borrowed Funds — page 65

     36. Please revise to describe the facts and circumstances which could trigger an early redemption of your preferred securities as provided in the Indenture.

          The Company has revised “Note 12 to the Consolidated Financial Statements — Borrowed Funds” on page 75 of the Registration Statement.

Note 12 — Income Taxes — page 70

     37. Please revise the footnotes to disclose management applied SFAS 5 to in evaluating its contingent liability for the pending tax audit.

          The Company has revised Note 16 to the Consolidated Financial Statements — Income Taxes” on page 82 of the Registration Statement, adding the final sentence of the note in response to the Staff’s comments.

Note 13 — Financial Instruments with Off-Balance Sheet Risk — page 73

     38. Please revise to quantify and explain whether or not an accrual for credit losses on any financial instruments with off-balance sheet risk is recorded separately from your valuation account related to a recognized financial instrument. Refer to SOP 01-6.

          The Company has revised the second paragraph of “Note 17 to the Consolidated Financial Statements — Commitments, Contingencies and Financial Instruments with Off Balance Sheet Risk” on page 82 of the Registration Statement in response to the Staff’s comment.

     39. Please revise to disclose how you applied FIN 45 in valuing and recording your liability under standby letters of credit, including the amount of the recorded liability.

          The Company has revised the fifth paragraph of “Note 17 to the Consolidated Financial Statements — Commitments, Contingencies and Financial Instruments with Off Balance Sheet Risk” on page 83 of the Registration Statement in response to the Staff’s comment.

Mark Webb
April 28, 2005

Note 15 — Derivatives and Hedging Activities — page 75

     40. See our comment above requesting expanded disclosure of these activities and clarify in your revisions what you mean by the statement that ineffectiveness, if any (emphasis added). It appears you may be applying the short cut method. If so, ensure you disclose what the hedged item is, what the hedge instrument is and how you qualify to use the short cut method.

          The Company revised “Note 1 to the Consolidated Financial Statements — Summary of Significant Accounting Policies and Nature of Operations — Derivative Instruments” on page 58-59 of the Registration Statement in response to the Staff’s comment.

Note 16 — Stock options — page 76

     41. Please revise to provide a detailed discussion of how you accounted for the BBG options at the date issued, when modified and when exercised. Please be specific and cite the authoritative literature you relied in determining the appropriateness of your accounting, including how you considered SFAS 133 and SFAS 150.

          The Company has revised its disclosure and added “Note 3 to the Consolidated Financial Statements — Written Option” to discuss how it accounted for the BBG conversion options. Although the Company determined that these options as written are not within the scope of FASB Statement No. 133 and FASB Statement No. 150, the Company did determine that these are essentially free standing written options and as such should be accounted for as liabilities initially reported at fair value and subsequently marked to market through earnings (reference paragraph 8d of EITF Issue 00-6). Based upon the guidance of EITF Issue 00-19, EITF Issue 01-6 and EITF Issue 00-6, the freestanding options would not qualify as equity instruments. Although the options required settlement in a variable number of the Company’s shares, the monetary value of the obligation was not based solely or predominantly on any of the factors in paragraph 12(a) through 12(c) of FASB Statement No. 150. The options were not solely indexed to the fair value of the Company’s common stock but were dual indexed such that the monetary value of the options (1) increased as the fair value of the Company’s shares increased in relation to the book value of the Company’s shares and (2) decreased as the fair value of the BBG shares increased in relation to the book value of the BBG shares.

          The Company’s original cash investment in BBG and the initial value of these options that the Company issued to BBG minority shareholders (less cash paid by those shareholders for the options) exceeded the fair value of the Company’s proportionate share of BBG’s net assets. Those net assets consisted only of financial assets and, at its inception, BBG did not meet the accounting definition of a business so the excess investment was charged to consolidated net income as a start-up expense.

          As a result of this accounting, the Company has restated its consolidated financial statements as of and for the years ended December 31, 2000, 2001, 2002 and 2003 (see “Note 2 to

Mark Webb
April 28, 2005

the Consolidated Financial Statements — Restatement of Prior Years’ Consolidated Financial Statements”).

          The reported fair value of the options represents the Company’s best estimate of the fair value of the options at each reporting date and on the date the options were exercised in 2004. The Company’s best estimate was determined based upon an independent appraisal valuation provided by an investment banking firm that specializes in community bank stocks and is qualified to perform valuations of community bank stocks.

Note 17 — Condensed Parent Only Financial Information — page 78

     42. Please revise to present the computation of EPS disclosures in a separate footnote and include the disclosure requirements of paragraph 40(c) of SFAS 128.

          The Company has added “Note 22 to the Consolidated Financial Statements — Earnings Per Share” on page 90 of the Registration Statement in response to the Staff’s comments.

Financial Statements for the Nine Months Ended September 31, 2004 and 2003

General

     43. Please revise your interim financial statements to address the comments raised on your annual financial statements as applicable.

          The Company does not have interim financial statements in the Registration Statement.

Notes to Unaudited Consolidated Financial Statements

Note 2 — Conversion of BBG Shares — page 87

     44. Please revise here and in MD&A to disclose and discuss how you applied SFAS 141 in recording the acquisition on the minority interest of BBG, including how you valued the shares issued.

          The Company has revised its disclosure in “Note 4 to the Consolidated Financial Statements — Acquisition of Minority Shares” to the consolidated financial statements and the related disclosure in its MD&A to discuss how the Company applied FASB Statement No. 141 in recording the acquisition of the minority interest in BBG, including how the shares were valued.

          On June 1, 2004, minority shareholders of BBG exercised options (see also response to Comment 41) to exchange each of their shares of BBG common stock for 1.63 shares of common stock of the Company. The transaction resulted in the Company issuing 336,205 shares of its common stock. Subsequent to the transaction BBG was dissolved and as a result the Company now owns 100% of First Business Bank-Milwaukee. The approximate fair value of the common stock

Mark Webb
April 28, 2005

issued was $7,733,000. The approximate fair value of the common stock issued was based upon the recent known trades of the Company’s common stock.

          The transaction was accounted for as a step acquisition purchase under FASB Statement No. 141. As result the assets and liabilities of First Business Bank-Milwaukee were recorded at their estimated fair values as of the date of the acquisition for the 49% of the assets and liabilities not previously owned by the Company. The remaining 51% was recorded at historical carrying amounts. The difference between the fair value of the First Business Bank-Milwaukee stock received and the fair value of the common stock of the Company issued was charged to the freestanding written option liability, thus eliminating that liability as a result of the application of purchase accounting.

Very truly yours,
/s/ John M. Olson

John M. Olson

cc:	Diane San Pedro Paul Cline Kathryn McHale Securities and Exchange Commission Jerry Smith Jim Ropella Joan LaCroix First Business Financial Services, Inc. Mark T. Plichta Foley & Lardner LLP